UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 4, 2015

Luxottica Group delivers strong growth in the first quarter of 2015

Group’s adjusted net sales3,5 +22% with a new quarterly record of Euro 2.25 billion

Net income of Euro 210 million (+34%)

•                 Luxottica’s adjusted3,5 net sales +22% (+7.2% at constant exchange rates2)

o                Wholesale Division’s net sales +17% (+8.0% at constant exchange rates2)

o                Retail Division’s adjusted net sales3,5 +26% (comparable store sales4 +5.4%)

•                 Well-balanced sales growth, driven by all businesses and regions

•                 Operating income +33%, operating margin up by 120bps3,5 to 15.9%3,5

•                 Net income +34% to Euro 210 million

Milan (Italy), May 4, 2015 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the first quarter ended March 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

First quarter 20151

(Millions of Euro)	1Q 2014	1Q 2015	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	1,842.3	2,209.9	+5.3%	+19.9%
Adjusted[3,5]	1,842.3	2,251.9	+7.2%	+22.2%

Wholesale Division	804.6	939.9	+8.0%	+16.8%

Retail Division	1,037.7	1,270.0	+3.3%	+22.4%
Adjusted[3,5]	1,037.7	1,312.0	+6.6%	+26.4%

Operating income	270.2	358.3		+32.6%

Net income attributable to Luxottica Group stockholders	157.3	210.4		+33.7%

Earnings per share	0.33	0.44		+32.4%

Earnings per share in US$	0.45	0.50		+8.9%

In the first quarter of the year, Luxottica delivered outstanding results providing the foundation for another year of strong growth in sales and profitability. The organic performance of the business was very solid, with foreign exchange rates providing a material tailwind and leading to record sales and operating income, the best ever achieved in the history of the Group.

Luxottica’s new leadership has started to implement organizational changes in key businesses and geographies with the goal of further integrating the Group’s operations and making the growth strategy even more effective.

Strategic priorities at the top of the Group’s agenda include growing share in emerging markets, developing and expanding the brand portfolio and strengthening retail and e-commerce channels.

Emerging markets: emerging markets represent a great opportunity and is a top priority for the Group. Following on the successful strategy implemented in Brazil, a new leadership structure based on a country General Manager has been put in place in China which is aimed at achieving fast growth and generating synergies among all the business areas.

Oakley integration: integration of Oakley has begun with a focus on production systems and sales channels along with the reorganization of the business in order to provide the Oakley brand with the same organizational structure and operating efficiency implemented throughout the rest of the Luxottica Group. This is expected to generate significant synergies in the range of Euro 100 million once fully deployed. The Oakley Retail and Apparel business is also changing with new leadership and the goal of doubling both revenues and the number of “O” stores over the next three years.

Retail: the excellent performance of Sunglass Hut, coupled with the recent significant improvements of LensCrafters in North America, have accelerated the plan to invest approximately Euro 200 million per year for the next five years (totalling approximately Euro 1 billion) to open or remodel stores. Before year-end, a new LensCrafters format will be launched in North America, with the plan of progressively rolling it out in 2016.

E-commerce: the Group remains focused on the expansion of new distribution channels, particularly e-commerce. The excellent results of Ray-Ban.com, Oakley.com and SunglassHut.com have inspired a reflection on what is the best strategic and organizational formula to transform e-commerce into a structural growth driver with the ambition of becoming a relevant part of the Group’s revenues in the mid-term.

“We have just closed an exceptional quarter, our first as a team, reaching some important financial and organizational milestones,” - commented Massimo Vian and Adil Khan, Chief Executive Officers of Luxottica.

“From an organizational standpoint, we implemented several changes, which we believe will accelerate growth and profitability. We initiated the integration of Oakley’s salesforce into Luxottica’s organization, creating a single market-facing team that will give the brand more firepower in strategic markets such as North America and Europe. And we introduced a new country leadership in China, responsible for the performance of the Wholesale, Retail and e-commerce businesses, allowing the Group to pursue accelerated expansion with a more holistic approach in the important Chinese market.

Our Wholesale Division performed well across brands and in all geographies, particularly in North America and emerging markets, boosted by the Group’s first Michael Kors collection, which made an impressive debut around the world. In addition, the positive mix effect and efficiency gains have resulted in significant higher margins.

The Retail Division also had a solid performance for the quarter, especially in North America where LensCrafters reinforced its recent sales improvements and Sunglass Hut continued double-digit growth worldwide.

New creative and groundbreaking collections introduced by the Group have drawn interest and sparked enthusiasm among clients, which, combined with the highest levels of service, provides a distinct competitive advantage.

We’re pleased with our results for the first four months of the year and a solid order book bodes well for expected growth over the next few quarters.”

Group performance for the first quarter of 20151

Group adjusted sales3,5 rose by 22%, or +7.2% at constant exchange rates2, to Euro 2.2 billion, a record level for a single quarter. This performance was driven by acceleration in both divisions from 2014 as evidenced by net sales increasing by 16.8% in Wholesale and, on an adjusted basis3,5, by 26.4% in Retail.

Group operating income soared by 33% to Euro 358 million, with an operating margin now at 15.9%3,5, expanding 120bps3,5 versus the first quarter of last year. Operating margin grew by 100bps to 25.1% in Wholesale and 110bps3,5, on an adjusted basis, to 13.1%3,5 in Retail.

Net income reached Euro 210 million, recording 34% growth over the prior period. This generated EPS of 0.44 Euro (US$0.50 at the exchange rate of €/US$ 1.1261).

Free cash flow generation3 was equal to Euro 38 million (after an extraordinary tax payment of Euro 29 million) for the three months ended March 31, 2015, compared with Euro 60 million in the same quarter of the previous year. This was mainly due to the continuous improvements in profitability and working capital management. Net debt3 at the end of the quarter was Euro 1,005 million (Euro 1,013 million at December 31, 2014), with a net debt/adjusted EBITDA3,5 ratio remaining stable at 0.6x.

Sales breakdown					2015 vs. 2014
(€ mn)	1Q 2014%		1Q 2015%		Curr. fx	Const. fx(2)

North America adj.(3,5)	1,016	55%	1,315	58%	29.4%	6.7%

Wholesale	209	11%	275	12%	31.9%	9.8%

Retail adj.(3,5)	808	44%	1,040	46%	28.8%	5.9%

Europe	392	21%	425	19%	8.5%	6.3%

Asia-Pacific	251	14%	298	13%	18.7%	6.4%

Latin America	107	6%	130	6%	21.7%	16.8%

Rest of the World	76	4%	84	4%	9.5%	7.0%

Group total adj.(3,5)	1,842	100%	2,252	100%	22.2%	7.2%

Group total rep.	1,842		2,210		19.9%	5.3%

North America

North America remains a sweet spot for the Group, recording +29%3,5 growth in sales at current exchange rates, with both divisions driving this strong growth. Wholesale results were also boosted by the launch of Michael Kors, which outperformed the Group’s expectations. Retail comparable store sales4 grew across key retail chains, with LensCrafters at +5.9%, confirming the improvement seen in the second half of 2014, and Sunglass Hut accelerating at +7.4% compared to the second half of last year.

Europe

Sales in Europe accelerated, growing by 8.5% at current exchange rates. The performance of the Wholesale division was mainly fueled by Italy, France, Spain, UK and Turkey. Within Retail, Sunglass Hut confirmed its growth trend by posting double digit comparable store sales4 in Continental Europe.

Asia-Pacific

Growth in the Asia-Pacific region (+19% at current exchange rates) was driven by China, India and Southeast Asia, where revenues grew by over 30%. Meanwhile, LensCrafters sales in China continue to grow double digits. In Australia where a reorganization process has started, including a change in OPSM leadership to better compete in this increasingly challenging environment, comparable store sales4 grew 1.4%, with a mixed performance between Sunglass Hut (growing double digits) and OPSM (marginally negative). The Group continues to pursue its wholesale expansion strategy with the upcoming opening of a new commercial subsidiary in Indonesia.

Latin America

Latin America grew by 22% at current exchange rates, with both Wholesale and Retail driving this excellent performance. Brazil, one of largest wholesale markets for Luxottica, recorded +18% growth despite prolonged macroeconomic difficulties. In Mexico, synergies between Wholesale and Retail have supported revenue growth of over 38%, an exceptional result, especially in light of the Group’s 20th anniversary in the country.  The Group continues its wholesale expansion strategy in the region with the opening of new subsidiaries in Colombia and Chile before year-end.

§

The Board of Directors of Luxottica Group S.p.A. also approved the grant of awards for 2015 under the Performance Shares Plan 2013-2017.

The Plan, approved by the ordinary meeting of stockholders on April 29, 2013, is in the form of a stock grant plan. It provides that beneficiaries will be granted the right to receive, without consideration, ordinary shares of the Company as long as certain financial targets set by the Board of Directors at the time of grant are achieved at the end of a specified three-year reference period.

In particular, the Board of Directors, upon recommendation of the Human Resources Committee, approved an ordinary grant and an extraordinary one, with consolidated cumulative EPS targets related to the period 2015-2017, with different and more challenging targets for the extraordinary grant.

Under the ordinary grant, the Board awarded to 629 beneficiaries, 893,160 rights to receive Luxottica Group shares at the end of the relevant reference period. Under the second grant, the Board awarded to five beneficiaries, 688,800 rights to receive Luxottica Group shares at the end of the relevant reference period. Under the extraordinary grant, the Board assigned to the CEO for Markets 327,600 rights and to the CEO for Product and Operations 98,400 rights; under the ordinary grant, the Board assigned to the CEO for Product and Operations 36,000 rights.

The terms of the Plan are described in more detail in the Board of Directors Report to the April 29, 2013 ordinary stockholders meeting and within the “Information Document” included in the Report, available on the Company’s website www.luxottica.com under the Governance/General Meeting/Archive section.

Based on the official price of the Company’s ordinary shares on the Mercato Telematico Azionario organized and managed by Borsa Italiana on the day of grant, the estimated cost that the Company expects to incur in connection with the 2015 grants is approximately Euro 95 million.

Detailed information on this assignment will be later provided pursuant to Article 84bis of the CONSOB Issuers’ Regulations.

§

Results for the first quarter of 2015 will be discussed today in a conference call with the financial community starting at 6:30pm CEST (5:30PM GMT, 12:30PM US EDT). The presentation will be available via live audio webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Notes on the press release

1 All comparisons, including percentage changes, are between the three-month periods ended March 31, 2014 and March 31, 2015, respectively.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net sales, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IFRS.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the three-month period ended March 31, 2015 does not take into account a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement, resulting in a Euro 42 million reduction to net sales on a reported basis.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

–   APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2015 AND MARCH 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO(1)

	2015	2014	% Change

NET SALES	2,209,850	1,842,334	19.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	210,385	157,327	33.7%

BASIC EARNINGS PER SHARE (ADS) (2)	0.44	0.33	32.4%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2015	2014	% Change

NET SALES	2,488,512	2,523,261	-1.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	236,914	215,475	9.9%

BASIC EARNINGS PER SHARE (ADS)(2)	0.50	0.45	8.9%

Notes:	2015	2014

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2) Weighted average number of outstanding shares.	478,328,834	473,699,357

(3) Average exchange rate (in U.S. Dollars per Euro).	1.1261	1.3696

Luxottica Group 1Q15, Table 1 of 4

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2015 AND MARCH 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	% of sales	2014	% of sales	% Change

NET SALES	2,209,850	100.0%	1,842,334	100.0%	19.9%

COST OF SALES	(727,886)		(664,142)

GROSS PROFIT	1,481,964	67.1%	1,178,192	64.0%	25.8%

OPERATING EXPENSES:

SELLING EXPENSES	(683,935)		(547,667)

ROYALTIES	(43,914)		(36,003)

ADVERTISING EXPENSES	(135,938)		(108,504)

GENERAL AND ADMINISTRATIVE EXPENSES	(259,860)		(215,804)

TOTAL	(1,123,646)		(907,978)

OPERATING INCOME	358,318	16.2%	270,214	14.7%	32.6%

OTHER INCOME (EXPENSE):

INTEREST INCOME	2,999		2,831

INTEREST EXPENSES	(30,089)		(26,029)

OTHER - NET	1,441		1,345

OTHER INCOME (EXPENSES)-NET	(25,649)		(21,854)

INCOME BEFORE PROVISION FOR INCOME TAXES	332,669	15.1%	248,360	13.5%	33.9%

PROVISION FOR INCOME TAXES	(120,653)		(89,382)

NET INCOME	212,016	9.6%	158,978	8.6%	33.4%

OF WHICH ATTRIBUTABLE TO:

- LUXOTTICA GROUP STOCKHOLDERS	210,385	9.5%	157,327	8.5%	33.7%

- NON-CONTROLLING INTERESTS	1,632	0.1%	1,651	0.1%

NET INCOME	212,016	9.6%	158,978	8.6%	33.4%

BASIC EARNINGS PER SHARE (ADS):	0.44		0.33

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.44		0.33

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	478,328,834		473,699,357

FULLY DILUTED AVERAGE NUMBER OF SHARES	480,379,196		477,383,188

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 1Q15, Table 2 of 4

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	MARCH 31, 2015	DECEMBER 31, 2014

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,496,130	1,453,587
ACCOUNTS RECEIVABLE - NET	999,432	754,306
INVENTORIES - NET	809,426	728,404
OTHER ASSETS	249,786	231,397
TOTAL CURRENT ASSETS	3,554,774	3,167,695

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,411,039	1,317,617
GOODWILL	3,651,548	3,351,263
INTANGIBLE ASSETS - NET	1,512,773	1,384,501
INVESTMENTS	63,272	61,176
OTHER ASSETS	121,900	123,848
DEFERRED TAX ASSETS	197,972	188,199
TOTAL NON-CURRENT ASSETS	6,958,505	6,426,603

TOTAL	10,513,279	9,594,297

CURRENT LIABILITIES:
BANK OVERDRAFTS	132,714	151,303
CURRENT PORTION OF LONG-TERM DEBT	643,414	626,788
ACCOUNTS PAYABLE	777,778	744,272
INCOME TAXES PAYABLE	136,182	42,603
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	180,539	187,719
OTHER LIABILITIES	685,733	636,055
TOTAL CURRENT LIABILITIES	2,556,360	2,388,740

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,724,787	1,688,415
EMPLOYEE BENEFITS	159,457	138,475
DEFERRED TAX LIABILITIES	279,695	266,896
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	103,550	99,223
OTHER LIABILITIES	95,232	83,770
TOTAL NON-CURRENT LIABILITIES	2,362,721	2,276,778

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	5,585,337	4,921,479
NON-CONTROLLING INTERESTS	8,860	7,300
TOTAL STOCKHOLDERS’ EQUITY	5,594,198	4,928,779

TOTAL	10,513,279	9,594,297

Luxottica Group 1Q15, Table 3 of 4

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2015 AND MARCH 31, 2014

- SEGMENTAL INFORMATION -

In accordance with IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2015

Net Sales	939,860	1,269,990		2,209,850
Operating Income	235,524	171,627	(48,833)	358,318
% of Sales	25.1%	13.5%		16.2%
Capital Expenditures	33,195	60,852		94,047
Depreciation and Amortization	35,604	55,005	20,999	111,608

2014

Net Sales	804,615	1,037,719		1,842,334
Operating Income	193,944	124,421	(48,151)	270,214
% of Sales	24.1%	12.0%		14.7%
Capital Expenditures	33,672	47,302		80,974
Depreciation and Amortization	27,800	42,554	19,284	89,638

Luxottica Group 1Q15, Table 4 of 4

Non-IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, the foregoing measures have been adjusted to include sales of the EyeMed division in 2015. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the new contract for the three month period ended March 31, 2015 was Euro 42.0 million (the “Eyemed Adjustment”).

In addition, management has made adjustments to fiscal year 2014 measures as described in the footnotes to the tables that contain such fiscal year 2014 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.  Rather, these non/IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group	1Q15						1Q14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,209.9	(727.9)	469.9	358.3	210.4	0.44	1,842.3	359.9	270.2	157.3	0.33

> EyeMed Adjustment	42.0	(42.0)

Adjusted	2,251.9	(769.9)	469.9	358.3	210.4	0.44	1,842.3	359.9	270.2	157.3	0.33

Retail Division	1Q15						1Q14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,270.0	(359.3)	226.6	171.6	n.a.	n.a.	1,037.7	167.0	124.4	n.a.	n.a.

> EyeMed Adjustment	42.0	(42.0)

Adjusted	1,312.0	(401.3)	226.6	171.6	n.a.	n.a.	1,037.7	167.0	124.4	n.a.	n.a.

Non-IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include them in this presentation in order to:

*    improve transparency for investors;

*    assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*    assist investors in their assessment of the Company’s cost of debt;

*    ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*    properly define the metrics used and confirm their calculation; and

*    share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

*    EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

*    EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

*    EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*    EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*    EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

*    EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	1Q 2014	1Q 2015	FY 2014	LTM March 31, 2015

Net income/(loss)	157.3	210.4	642.6	695.7
(+)

Net income attributable to non-controlling interest	1.7	1.6	3.4	3.4
(+)

Provision for income taxes	89.4	120.7	414.1	445.3
(+)

Other (income)/expense	21.9	25.6	97.5	101.3
(+)

Depreciation and amortization	89.6	111.6	384.0	406.0
(+)

EBITDA	359.9	469.9	1,541.6	1,651.7
(=)

Net sales	1,842.3	2,209.9	7,652.3	8,019.8
(/)

EBITDA margin	19.5%	21.3%	20.1%	20.6%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	1Q 2014	1Q 2015 (1)	FY 2014 (1,2,3)	LTM March 31, 2015 (1,2,3)

Adjusted net income/(loss)	157.3	210.4	687.4	740.5
(+)

Net income attributable to non-controlling interest	1.7	1.6	3.4	3.4
(+)

Adjusted provision for income taxes	89.4	120.7	389.2	420.5
(+)

Other (income)/expense	21.9	25.6	97.5	101.3
(+)

Depreciation and amortization	89.6	111.6	384.0	406.0
(+)

Adjusted EBITDA	359.9	469.9	1,561.6	1,671.7
(=)

Net sales	1,842.3	2,251.9	7,698.9	8,108.4
(/)

Adjusted EBITDA margin	19.5%	20.9%	20.3%	20.6%
(=)

 The adjusted figures :

1 Include the EyeMed Adjustment. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the new contract was Euro 42.0 million and 46.6 million for the three-month period ended March 31 2015 and  in the twelve-month period ended December 31, 2014 , respectively.

2 Exclude costs for the tax audit relating to Luxottica S.r.l. (2008-2011 tax years) of approximately Euro 30 million in 2014.

3 Exclude non-recurring costs related to the departure of the former Group CEOs of approximately Euro 20 million resulting in a Euro 20 million impact on operating income and a Euro 14.5 million impact on net income in FY 2014.

Non-IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include them in this presentation in order to:

*      improve transparency for investors;

*      assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*      assist investors in their assessment of the Company’s cost of debt;

*      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*      properly define the metrics used and confirm their calculation; and

*      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.

Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

*   EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

*   EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

*   EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*   EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*   EBITDA does not reflect changes in, or cash requirements for, working capital needs;

*   EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

*   The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

Non-IFRS Measure: Net debt and Net debt/EBITDA

Millions of Euro

	Mar. 31, 2015	Dec. 31, 2014

Long-term debt (+)	1,724.8	1,688.4

Current portion of long-term debt (+)	643.4	626.8

Bank overdrafts (+)	132.7	151.3

Cash (-)	(1,496.1)	(1,453.6)

Net debt (=)	1,004.8	1,012.9

EBITDA (LTM and FY 2014)	1,651.7	1,541.6

Net debt/EBITDA	0.6x	0.7x

Net debt @ avg. exchange rates (1)	954.6	984.3

Net debt @ avg. exchange rates (1)/EBITDA	0.6x	0.6x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

Millions of Euro

	Mar. 31, 2015	Dec. 31, 2014 (2)

Long-term debt (+)	1,724.8	1,688.4

Current portion of long-term debt (+)	643.4	626.8

Bank overdrafts (+)	132.7	151.3

Cash (-)	(1,496.1)	(1,453.6)

Net debt (=)	1,004.8	1,012.9

Adjusted EBITDA	1,671.7	1,561.6

Net debt/LTM Adjusted EBITDA	0.6x	0.6x

Net debt @ avg. exchange rates (1)	954.6	984.3

Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	0.6x	0.6x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

2.  Adjusted figures exclude the non-recurring expenses related to the departure of the former Group CEOs with an approximately Euro 20 million impact on operating income and Euro 14.5 million impact on net income.

Non-IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA – see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include it in this presentation in order to:

* Improve transparency for investors;

* Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

* Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

* Properly define the metrics used and confirm their calculation; and

* Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.

Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure.

Non-IFRS Measure: Free cash flow

Millions of Euro

1Q 2015
EBITDA	470
Δ working capital	(266)
Capex	(94)

Operating cash flow	110
Financial charges (1)	(27)
Taxes	(46)
Extraordinary charges (2)	1

Free cash flow	38

1. Equals interest income minus interest expense

2. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Twelve months ended	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
Average exchange rates
per € 1

US$	1.12614	1.32850	1.36963

AUD	1.43129	1.47188	1.52746

GBP	0.74336	0.80612	0.82787

CNY	7.02310	8.18575	8.35762

JPY	134.12063	140.30612	140.79778

April 24, 2015 Ordinary Stockholders’ Meeting – Voting results

1.                The approval of the Statutory Financial Statements for the year ended December 31, 2014.

378,381,255 shares represented at the Stockholders’ Meeting, equal to 78.48% of the issued share capital

372,273,987 votes in favor, equal to 98.39% of the votes represented at the Stockholders’ Meeting and to 77.22% of the Company’s issued share capital;

33,587 votes against, equal to 0.01% of the votes represented at the Stockholders’ Meeting and to 0.01% of the Company’s issued share capital;

247,574 of abstentions, equal to 0.07% of the votes represented at the Stockholders’ Meeting and to 0.05% of the Company’s issued share capital;

5,826,107 shares did not vote.

2.     The allocation of net income; the distribution of dividends and further distribution of an extraordinary dividend.

378,381,255 shares represented at the Stockholders’ Meeting, equal to 78.48% of the issued share capital

376,533,172 votes in favor, equal to 99.51% of the votes represented at the Stockholders’ Meeting and to 78.10% of the Company’s issued share capital;

12,189 votes against, equal to 0.003% of the votes represented at the Stockholders’ Meeting and to 0.003% of the Company’s issued share capital;

1,044,745 of abstentions, equal to 0.28% of the votes represented at the Stockholders’ Meeting and to 0.22% of the Company’s issued share capital;

791,149 shares did not vote.

3.                Authorization to buy back and dispose of treasury shares pursuant to articles 2357 et seq. of the Italian Civil Code.

378,381,255 shares represented at the Stockholders’ Meeting, equal to 78.48% of the issued share capital

376,180,996 votes in favor, equal to 99.42% of the votes represented at the Stockholders’ Meeting and to 78.03% of the Company’s issued share capital;

839,638 votes against, equal to 0.22% of the votes represented at the Stockholders’ Meeting and to 0.17% of the Company’s issued share capital;

569,472 of abstentions, equal to 0.15% of the votes represented at the Stockholders’ Meeting and to 0.12% of the Company’s issued share capital;

791,149 shares did not vote.

4.                Appointment of the Board of Directors for fiscal years 2015-2017:

378,381,255 shares represented at the Stockholders’ Meeting, equal to 78.48% of the issued share capital

a)      Determination of the number of members of the Board of Directors;

375,422,280 votes in favor, equal to 99.22% of the votes represented at the Stockholders’ Meeting and to 77.87% of the Company’s issued share capital;

1,995,401 votes against, equal to 0.53% of the votes represented at the Stockholders’ Meeting and to 0.41% of the Company’s issued share capital;

689,389 of abstentions, equal to 0.18% of the votes represented at the Stockholders’ Meeting and to 0.14% of the Company’s issued share capital;

274,185 shares did not vote.

b) Appointment of the Directors;

295,903,811 votes in favor of list 1, equal to 78.20% of the votes represented at the Stockholders’ Meeting and to 61.38% of the Company’s issued share capital;

75,134,597 votes in favor of list 2, equal to 19.86% of the votes represented at the Stockholders’ Meeting and to 15.58% of the Company’s issued share capital;

2,886,077 votes against, equal to 0.76% of the votes represented at the Stockholders’ Meeting and to 0.60% of the Company’s issued share capital;

4,456,770 of abstentions, equal to 1.18% of the votes represented at the Stockholders’ Meeting and to 0.92% of the Company’s issued share capital.

c) Determination of the remuneration of the Directors.

374,684,500 votes in favor, equal to 99.02% of the votes represented at the Stockholders’ Meeting and to 77.72% of the Company’s issued share capital;

1,492,067 votes against, equal to 0.39% of the votes represented at the Stockholders’ Meeting and to 0.31% of the Company’s issued share capital;

1,413,539 of abstentions, equal to 0.37% of the votes represented at the Stockholders’ Meeting and to 0.29% of the Company’s issued share capital;

791,149 shares did not vote.

5.                Appointment of the Board of Statutory Auditors for fiscal years 2015-2017:

378,381,255 shares represented at the Stockholders’ Meeting, equal to 78.48% of the issued share capital

a) Appointment of the members of the Board of Statutory Auditors;

296,987,990 votes in favor of list 1, equal to 78.49% of the votes represented at the Stockholders’ Meeting and to 61.60% of the Company’s issued share capital;

74,127,293 votes in favor of list 2, equal to 19.59% of the votes represented at the Stockholders’ Meeting and to 15.38% of the Company’s issued share capital;

2,133,523 votes against, equal to 0.56% of the votes represented at the Stockholders’ Meeting and to 0.44% of the Company’s issued share capital;

4,388,409 of abstentions, equal to 1.16% of the votes represented at the Stockholders’ Meeting and to 0.91% of the Company’s issued share capital;

744,040 shares did not vote.

b)              Determination of the remuneration of the Statutory Auditors.

374,073,227 votes in favor, equal to 98.86% of the votes represented at the Stockholders’ Meeting and to 77.59% of the Company’s issued share capital;

2,131,409 votes against, equal to 0.56% of the votes represented at the Stockholders’ Meeting and to 0.44% of the Company’s issued share capital;

1,385,470 of abstentions, equal to 0.37% of the votes represented at the Stockholders’ Meeting and to 0.29% of the Company’s issued share capital;

791,149 shares did not vote.

6.                                    An advisory vote on the first section of the Company’s Remuneration Report in accordance with article 123-ter, paragraph 6 of Legislative Decree no. 58/98.

378,381,255 shares represented at the Stockholders’ Meeting, equal to 78.48% of the issued share capital

306,813,889 votes in favor, equal to 81.09% of the votes represented at the Stockholders’ Meeting and to 63.64% of the Company’s issued share capital;

68,041,937 votes against, equal to 17.98% of the votes represented at the Stockholders’ Meeting and to 14.11% of the Company’s issued share capital;

2,734,280 of abstentions, equal to 0.72% of the votes represented at the Stockholders’ Meeting and to 0.57% of the Company’s issued share capital;

791,149 shares did not vote.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: May 5, 2015		STEFANO GRASSI
CHIEF FINANCIAL OFFICER